J.P. Morgan Securities LLC
270 Park Avenue
New York, New York 10017
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
RBC Capital Markets, LLC
200 Vesey Street, 8th Floor
New York, New York 10281
UBS Securities LLC
11 Madison Avenue
New York, New York 10010
January 30, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Donald Field
Ta Tanisha Meadows
Rufus Decker
Re: Bob’s Discount Furniture, Inc.
Registration Statement on Form S-1
Filed January 26, 2026, as amended
File No. 333-292627
Acceleration Request
Requested Date: January 30, 2026
Requested Time: 1:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Bob’s Discount Furniture, Inc., a Delaware limited liability company (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 1:00 p.m. Eastern Time, on January 30, 2026, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Ropes & Gray LLP, may request by telephone to the staff of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.
[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Brittany Collier
Name:	Brittany Collier
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Sierant
Name:	Jon Sierant
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Hugh Paisley
Name:	Hugh Paisley
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Alejandra Anzaldo
Name:	Alejandra Anzaldo
Title:	Director

By:	/s/ Matthew Noble
Name:	Matthew Noble
Title:	Associate Director
[Signature Page to Underwriters’ Acceleration Request Letter]